SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 28 June 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 28 June 2019

BT GROUP PLC (the Company)

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

Further to the Company's announcement on 27 June 2019, the Company announces that on 28 June 2019 it purchased from Atlas Services Belgium S.A., a subsidiary of Orange, 40,743,570 ordinary shares at a price of 196.35 pence per share. The repurchased shares will all be held as treasury shares.

The Company's capital consists of 9,968,127,681 ordinary shares with voting rights. Following the above purchase, the Company shall hold 85,993,297 ordinary shares as treasury shares. Therefore, the total number of voting rights in the Company shall be 9,882,134,384.

The above figure (9,882,134,384) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 28 June 2019